OSCIENT PHARMACEUTICALS CORPORATION

1000 Winter Street, Suite 2200

Waltham, MA 02451

September 12, 2006

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Registration Statement on Form S-3/A (File No. 333-128735)

of Oscient Pharmaceuticals Corporation

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned registrant (the “Registrant”) hereby applies for an Order granting the immediate withdrawal of Amendment No. 1 to the previously filed Registration Statement on Form S-3, together with all exhibits thereto, File No. 333-128735 (collectively, the “Registration Statement”). Amendment No. 1 to the Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on September 8, 2006. Through administrative error, the amendment was incorrectly filed as a pre-effective amendment, rather than a post-effective amendment, to the original Registration Statement on Form S-3. No securities have been sold pursuant to the Registration Statement and all activities in respect of the offering have been discontinued.

Accordingly, the Registrant hereby respectfully requests that an Order granting the withdrawal of Amendment No. 1 to the Registration Statement be issued by the Commission as soon as reasonably possible. We intend to file the amendment as a post-effective amendment to the Registration Statement as soon as possible.

If you have any questions or comments regarding the foregoing application for withdrawal, please contact Mr. Patrick O’Brien, legal counsel to the Registrant, at 617-951-7527. Please provide a copy of the Order consenting to this withdrawal to Mr. Patrick O’Brien by facsimile on 617-951-7050. Thank you for your assistance.

By:	/S/ PHILIPPE M. MAITRE
Name: Philippe M. Maitre Title: Chief Financial Officer